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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

NEW HORIZONS WORLDWIDE, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

645 526 10 4

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 645526 10 4

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Curtis Lee Smith, Jr. Declaration of Trust of Curtis Lee Smith, Jr., dated 9/22/89, as modified

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐
N/A
3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 969,297

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 969,297

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 969,297

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
N/A
11.	Percent of Class Represented by Amount in Row (9): 9.3%

12.	Type of Reporting Person (See Instructions): IN

13G

Item 1.
	(a)	Name of Issuer:
New Horizons Worldwide, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
1900 S. State College Blvd. Suite 200 Anaheim CA 92806

Item 2.
	(a)	Name of Person Filing:
Curtis Lee Smith Jr., individually and as trustee and settlor of The Declaration of Trust of Curtis Lee Smith Jr., dated 9/22/89, as modified
	(b)	Address of Principal Business Office or, if none, Residence:
1900 S. State College Blvd. Suite 200 Anaheim CA 92806
	(c)	Citizenship:
United States
	(d)	Title of Class of Securities:
Common Stock, $.01 par value
	(e)	CUSIP Number:
645526 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
969,297 shares are held beneficially and of record by The Declaration of Trust of Curtis Lee Smith Jr., dated 9/22/89, as modified. As the settlor and current trustee of The Declaration of Trust of Curtis Lee Smith Jr.,
Mr. Curtis Lee Smith has voting and dispositive power of the securities held by such trust.
(b) Percent of class:
9.3%
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
0
(ii) Shared power to vote or to direct the vote:
969,297
(iii) Sole power to dispose or to direct the disposition of:
0
(iv) Shared power to dispose or to direct the disposition of:
969,297
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

13G

Item 10.	Certification.
N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2003

/s/ Robert S. McMillan*
Curtis Lee Smith Jr., Chairmain of the Board

Footnotes:

* Executed under a power of attorney, which is filed herewith.

POWER OF ATTORNEY

     KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Robert S. McMillan and Stuart O. Smith, signing singly, the undersigned’s true and lawful attorney-in-fact and agent to:

     (1)  execute for and on behalf of the undersigned in the undersigned’s capacity as an officer and/or director of New Horizons Worldwide, Inc., a Delaware corporation (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, Schedules 13G and amendments thereto in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules thereunder, and Form 144 in accordance with Rule 144 of the Securities Act of 1933;

     (2)  do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Forms 3, 4 or 5, Schedules 13G, or Form 144 and file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

     (3)  take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934 or Rule 144 of the Securities Act of 1933.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5, Schedules 13G, or Form 144 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of February, 2003.

/s/ Curtis Lee Smith, Jr. Curtis Lee Smith, Jr.